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TEACHERS INSURANCE AND ANNUITY ASSOCIATION                     PETER C. CLAPMAN
COLLEGE RETIREMENT EQUITIES FUND                 SENIOR VICE PRESIDENT AND CHIEF
                                                   COUNSEL, CORPORATE GOVERNANCE
730 Third Avenue/New York, NY 10017-3206
212 490-9000





                                                              May 20, 2002



Dear Fellow American Power Conversion Corporation Shareholder:

I am writing to correct a statement in our May 3 letter to you that, though not central to the point of our shareholder resolution, we nevertheless want to make factually accurate. The May 3 letter urges your support for the shareholder proposal from the College Retirement Equities Fund (CREF) on board independence that is coming to a vote at the June 11 annual meeting of American Power Conversion (APC). The correction is as follows:

     The May 3 letter states that there was no reference to committee independence in a policy on board independence recently adopted by the APC board. In fact, the APC policy, adopted after the company initially received the CREF resolution, does refer to committee independence. In our view, however, the referenced company policy attempts to obscure the real issue.

     The policy says the board "will appoint only independent directors to serve on the committees of the Board of Directors." In fact, the APC board does not even have a nominating/governance committee, so the expression of independence is meaningless as far as the functions of that important committee are concerned. Moreover, as we pointed out in our previous letter, the APC definition of independence falls short of that specified in the shareholder resolution. The APC policy would classify the current board audit and compensation committees as independent, while they would not be independent according to the terms of our resolution.

We again urge you to support the resolution, the policy that a SUBSTANTIAL majority of directors should be independent, and the requirement that the company should establish audit, compensation and governance/nominating committees that are entirely independent, by our strong definition of that term.

                                                              Sincerely,



                                                              Peter C. Clapman



                  PLEASE VOTE "FOR" ITEM 6 ON APC'S PROXY CARD
TIAA-CREF is requesting that you cast your votes FOR the shareholder proposal (Item No. 6) on the proxy card sent out by American Power Conversion. Please note that if you leave the proxy card blank and return it, the company will count your votes against our proposal. TIAA-CREF is NOT sending out a separate proxy card.